MAINSTAY VP FUNDS TRUST
51 Madison Avenue
New York, NY  10010

VIA EDGAR CORRESPONDENCE

September 16, 2011

Patrick Scott
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE Washington, DC 20549

Re:	MainStay VP Funds Trust (“Registrant”) (SEC File Nos. 002-86082 and 811-03833-01) Post-Effective Amendment No. 58 the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Scott:

I am writing in response to comments you provided to me on September 1, 2011, with respect to the Amendment.  The Amendment was filed with the Securities and Exchange Commission (“Commission”) on July 7, 2011, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), to add MainStay VP DFA DuPont Capital Emerging Markets Equity Portfolio, MainStay VP Eagle Small Cap Growth Portfolio, MainStay VP Van Eck Global Hard Assets Portfolio, MainStay VP Janus Balanced Portfolio, MainStay VP MFS Utilities Portfolio, MainStay VP T. Rowe Price Equity Income Portfolio and MainStay VP PIMCO Real Return Portfolio (each a “Portfolio” and collectively, “Portfolios”),  each  a series of the Registrant.1  On behalf of the Registrant, your comments and responses thereto are provided below.

Comment 1:   Certain Portfolios describe investments in derivative instruments, please review the Portfolio’s principal strategies and principal risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the portfolio intends to use to achieve its investment objective.  See Barry Miller Letter to the ICI dated July 30, 2010.
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1           The Amendment was filed in connection with an application for an order of the Commission pursuant to Section 26(c) of the Investment Company Act of 1940, as amended, approving certain proposed substitutions of existing registered investment company securities. See http://www.sec.gov/Archives/edgar/data/727136/000114420411027781/v220481_40oip.htm (“Application”).  Pursuant to the Application, New York Life Insurance and Annuity Corporation, on behalf of itself and certain separate accounts, proposes to exercise its contractual right to substitute shares of certain existing portfolios that are held in sub-accounts of the separate accounts with shares of the Portfolios.  With respect to MainStay VP Van Eck Global Hard Assets Portfolio, MainStay VP Janus Balanced Portfolio, MainStay VP MFS Utilities Portfolio, MainStay VP T. Rowe Price Equity Income Portfolio and MainStay VP PIMCO Real Return Portfolio, the proposed substitutions essentially involve moving the assets attributable from an existing portfolio to an applicable Portfolio managed by New York Life Investment Management LLC and sub-advised by the adviser of the existing portfolio.  Accordingly, with respect to MainStay VP Van Eck Global Hard Assets Portfolio, MainStay VP Janus Balanced Portfolio, MainStay VP MFS Utilities Portfolio, MainStay VP T. Rowe Price Equity Income Portfolio and MainStay VP PIMCO Real Return Portfolio, these proposed substitutions will result in no change in the adviser responsible for the day-to-day portfolio management of the contract owners' assets invested through the subaccounts in these Portfolios, and the investment objectives and principal strategies of the applicable Portfolio will be the same as those of the existing portfolio.

Response:        The Registrant has reviewed the Portfolios’ principal strategies and principal risk disclosures with respect to derivative instruments.  In this regard, the Registrant believes that the disclosure is not too generic or standardized, and that it describes the actual derivative instruments that the Portfolios intend to use to achieve its investment objective and the associated principal risks.

Comment 2:     With respect MainStay VP MFS Utilities Portfolio, please confirm that the following statement in the Principal Investment Strategies section is properly disclosed as a principal strategy:

While the Subadvisor may use derivatives for any investment purpose, to the extent the Subadvisor uses derivatives, the Subadvisor expects to use derivatives primarily to increase or decrease currency exposure. Derivatives include futures, forward contracts, options, structured securities, inverse floating rate instruments, and swaps.

Response:         The Registrant has reviewed the Portfolio’s disclosure, and believes that the statement is properly disclosed as a principal strategy. Moreover, the statement is substantially identical to disclosure contained in the principal investment strategy of MFS Utilities Series, an existing registered investment company from which certain assets are proposed to be transferred to MainStay VP MFS Utilities Portfolio.

Comment 3:      Please confirm that the Registrant is aware of its obligation to file Interactive (XBRL) Data for the portfolio’s Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement.  See IC-28617 (February 9, 2010).

Response:         The Registrant is aware of it obligation to file Interactive (XBRL) Data for the Portfolio’s Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement.

Comment 4:      Confirm that the Portfolios will not trade under a ticker symbol.

Response:          The Registrant confirms that neither Initial nor Service Class shares of the Portfolios will trade under a ticker symbol.

Comment 5:      With respect to MainStay VP PIMCO Real Return Portfolio, please remove the extraneous “Total Annual Portfolio Expenses” line item.

Response:          The Registrant will revise the disclosure consistent with this comment.

Comment 6:      Please revise your Item 9 disclosure to provide a more detailed explanation of the Principal Strategies and Risks described under Item 4.  In addition, if you intend to include non-principal strategies and risks in this section, please clarify which strategies and risks are principal and which are more ancillary in nature.

Response:        The Registrant has reviewed the Item 9 disclosure in light of your comment.  The Registrant believes that the Item 9 disclosure adequately describes how the Portfolios intend to achieve their investment objectives.  Moreover, because the Prospectus and SAI includes disclosure concerning several series of the Registrant, certain strategies and risks may be considered non-principal for some series, but not for others depending on the series.  In this regard, the Registrant discloses that “[s]ome Portfolios may use the investments/strategies discussed below more than other Portfolios.” For these reasons, the Registrant respectfully declines to make the proposed change.

Comment 7:    To the extent the Portfolio discloses portfolio holdings information before they are publicly available, please identify the recipient, provide the frequency with which information about portfolio securities is disclosed, and the length of the lag, if any, between the date of the information and the date on which the information is disclosed as per Item 16(f)(1)(iii) and 16(f)(2) of Form N-1A.

Response:        The Registrant has reviewed the disclosure and believes that the disclosure is consistent with the requirements of Items 16(f)(1)(iii) and 16(f)(2) of Form N-1A.  Moreover, the comment is similar to a comment provided by the Commission staff with respect to Post-Effective Amendment No. 54.  In this regard, disclosure responsive to this comment was made in Post-Effective Amendment No. 55.

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The Registrant hereby acknowledges that (i) it is responsible for the adequacy and the accuracy of the disclosure contained in the Amendment; (ii) comments of the Commission staff or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing made; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

If you have any questions or comments in connection with the foregoing, please contact Kevin M. Bopp at 973.394.4436.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp
Assistant Secretary of the Registrant

cc:	J. Kevin Gao, Chief Legal Officer
Sander M. Bieber, Dechert LLP